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                            September 20, 2023

       Andr  s Conesa Labastida
       Chief Executive Officer
       Grupo Aeromexico, S.A.B. de C.V.
       Avenida Paseo de la Reforma 243, 25th Floor
       Col. Renacimiento, Cuauht  moc 06500
       Mexico City
       United Mexican States

                                                        Re: Grupo Aeromexico,
S.A.B. de C.V.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted August
29, 2023
                                                            CIK 0001561861

       Dear Andr  s Conesa Labastida:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1 submitted August 29, 2023

       Risk Factors
       We benefit from strategic alliances, in particular our JCA with Delta, and our results would be adversely affected... , page 59

   1.                                                   You discuss in your
response letter that "most" of the Issuer   s passenger revenue
                                                        continues to be
generated by domestic travel in Mexico and international flying not covered by the JCA.
Please discuss more specifically the percentage of revenue that continues to be
generated by domestic travel in Mexico and international flying not covered by the JCA.
 Andr  s Conesa Labastida
Grupo Aeromexico, S.A.B. de C.V.
September 20, 2023
Page 2
Certain shareholders have the right to appoint directors to our board and their interests may not coincide with yours, page 74

2. You disclose that pursuant to your bylaws, you may grant the right to appoint members to your board to certain strategic partners that hold at least 2.5% of your shares. We note similar disclosure under "Arrangements or Understandings" on page 202 in describing the result of you Chapter 11 proceedings. Similarly, you disclose in Exhibit 2.1, the Joint
       Plan of Reorganization of Grupo Aerom xico, in Section 4.12 that the bylaws of
       Reorganized Grupo Aerom xico shall provide that so long as Delta remains a strategic partner of Reorganized Grupo Aerom xico, Delta shall have the right to designate two directors to the New Board. Please define or otherwise discuss your interpretation of
       "strategic partner" and discuss if determining a strategic partner is a qualitative judgement by the Board or otherwise the criteria to appoint board membership.
        You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Gus
Rodriguez, Staff Accountant, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios, Staff Attorney, at
(202) 551-8770 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.



                                                             Sincerely,
FirstName LastNameAndr  s Conesa Labastida
                                                             Division of
Corporation Finance
Comapany NameGrupo Aeromexico, S.A.B. de C.V.
                                                             Office of Energy &
Transportation
September 20, 2023 Page 2
cc:       John Vetterli, Esq.
FirstName LastName